May 29, 2018

Gal Abotbol
President
Best Gofer, Inc
401 Ryland Street, Suite 200-A
Reno, NV 89502

       Re: Best Gofer, Inc
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 16, 2018
           File No. 333-224041

Dear Mr. Abotbol:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2018 letter.

Amendment No. 1 to Form S-1 filed May 16, 2018

Summary of Prospectus, page 4

1. Please revise your disclosure to make clear that the services that you describe are aspirational and that you will need to raise significant funds in this offering to provide the services you plan to offer.
Description of Business, page 16

2. Please discuss all material regulations that will be applicable to your planned operations.
       In this expanded discussion, reference the states where you plan to operate.
 Gal Abotbol
Best Gofer, Inc
May 29, 2018
Page 2
3. We note that you plan to recruit drivers through a website. Please revise your disclosure to discuss the status of this website, how much will be necessary to complete development of the site and when you plan to launch it.
Signatures, page 29

4. We reissue our prior comment. Please refer to Instructions 1 and 2 to Form S-1. In addition, please provide conformed signatures for the individuals signing your registration statement.
Index to Financial Statements, page F-1

5. Please update to include your financial statements for the interim period ended February
         28, 2018.
General

6.       Please include a response letter with your next amendment.
        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Carlos Pacho,
Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

FirstName LastNameGal Abotbol
Comapany NameBest Gofer, Inc
                                                              Division of
Corporation Finance
May 29, 2018 Page 2                                           Office of
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